Exhibit 99.1

Cummins Westport Announces Order for 260 Natural Gas Engines

December 22, 2008

VANCOUVER, BC – Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today that North American Bus Industries, Inc. (NABI) has ordered 260 compressed natural gas (CNG) CWI ISL G engines for CompoBus buses.

“Production is underway to fill this significant order from NABI”, said Guan Saw, CWI’s President. “The ISL G, our flagship engine, continues to gain market share in the North American transit fleet. The ISL G offers operators the benefits of meeting EPA 2010 emissions standards today, with the robust performance and reliability they require.”

The NABI CompoBus is a 45-foot vehicle made from a lightweight composite material that weighs roughly the same as the company’s traditional 40-foot bus, enabling it to provide a lower operating cost per passenger mile as compared to buses with traditional steel structures.

About the Cummins Westport ISL G

The ISL G surpasses EPA 2007 phase-in levels and meets 2010 emission standards of 0.2 g/bhp-hr (grams per brake horsepower hour) NOx (nitrogen oxide) and 0.01 g/bhp-hr PM (particulate matter). Based on the Cummins ISL, the ISL G leverages Cummins’ proven cooled Exhaust Gas Recirculation (EGR) with stoichiometric combustion allowing for the use of a three way catalyst, which is maintenance free and is in common use in passenger cars.  In addition to delivering ultra-low emissions, the ISL G, with ratings from 250 to 320 horsepower, delivers increased thermal efficiency and over 30% higher low-speed torque compared with today’s CWI “Plus” engines. More information about the ISL G can be found at: www.cumminswestport.com/products/islg.php

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ:WPRT/TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport’s business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Director, Investor Relations
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Westport Inc. - News Release	Page 2 of 2

Cummins Inc.
Mark Land
Public Relations Director
Phone: 317-610-2456
Email: mark.d.land@Cummins.com
Web: www.cummins.com